

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2020

Zhixin Liu
Chief Executive Officer
DATASEA INC.
20th Floor, Tower B, Guorui Plaza
1 Ronghua South Road, Technological Development Zone
Beijing, People's Republic of China 100176

      Re: DATASEA INC.
          Form 8-K filed September 9, 2020
          File No. 001-38767

Dear Mr. Liu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology